

07003066

UNITED STATES
[SECURITI]ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/26/05 (MM/DD/YY) AND ENDING 11/24/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goldman Sachs Financial Markets, L.P.

OFFICIAL USE ONLY
223598448 FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Broad Street
(No. and Street)

New York (City) — New York (State) — 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Favia — (212) 902-1710 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) — New York (City) — New York (State) — 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential person who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

GOLDMAN SACHS FINANCIAL MARKETS, L.P.

Statement
of
Financial Condition
as of November 24, 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Partners of
Goldman Sachs Financial Markets, L.P.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Goldman Sachs Financial Markets, L.P. (the firm) at November 24, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the firm's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 19, 2007

GOLDMAN SACHS FINANCIAL MARKETS, L.P.

STATEMENT OF FINANCIAL CONDITION

As of November 24, 2006
(in thousands)

Assets	
Cash	$ 1,566
Receivables from affiliated clearing brokers	5,917,732
Receivables from customers	926,779
Securities purchased under agreements to resell	110,460
Financial instruments owned, at fair value	3,622,448
Financial instruments owned and pledged as collateral, at fair value	3,434,048
Total financial instruments owned, at fair value	7,056,496
Other assets	16,735
Total assets	$ 14,029,768
Liabilities and Partners' Capital	
Unsecured short-term borrowings	$ 1,781,758
Payables to affiliated clearing brokers	29,464
Payables to customers	14,067
Securities loaned	3,657,424
Financial instruments sold, but not yet purchased, at fair value	7,881,718
Other liabilities and accrued expenses	55,131
	13,419,562
Guarantees	
Subordinated borrowings	365,000
Partners' capital	245,206
Total liabilities and partners' capital	$ 14,029,768

The accompanying notes are an integral part of this statement of financial condition.

Note 1. Description of Business

Goldman Sachs Financial Markets, L.P. (the firm), a Securities and Exchange Commission registered U.S. broker-dealer, is an indirectly wholly owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation. The firm's business consists of dealer activities in eligible over-the-counter (OTC) derivative instruments, as defined by SEC Rule 3b-13, together with related cash management and portfolio management activities.

Note 2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition includes the accounts of the firm and the results of transactions with affiliated entities. These are primarily securities and financing transactions.

Unless otherwise stated herein, all references to November 2006 refer to the firm's fiscal year ended or the date, as the context requires, November 24, 2006.

Use of Estimates

The statement of financial condition has been prepared in accordance with generally accepted accounting principles that require management to make certain estimates and assumptions. The most important of these estimates and assumptions relate to fair value measurements and provisions for potential losses that may arise from litigation, regulatory proceedings, and tax audits. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Financial Instruments. "Total financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value" are reflected in the statement of financial condition on a trade-date basis and consist of financial instruments carried at fair value or amounts that approximate fair value. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

In determining fair value, the firm separates financial instruments into two categories – cash (i.e., nonderivative) trading instruments and derivative contracts.

- **Cash Trading Instruments.** Fair values of the firm's cash trading instruments are generally obtained from quoted market prices in active markets, broker or dealer price quotations, or alternative pricing sources with a reasonable level of price transparency. The type of instruments valued in this manner is listed equities.

  Cash trading instruments owned by the firm (long positions) are marked to bid prices and instruments sold but not yet purchased (short positions) are marked to offer prices. In certain circumstances, such as for positions that are illiquid or have transfer restrictions, the fair value reflects liquidity valuation adjustments based on market evidence or predetermined policies.

- **Derivative Contracts.** Fair values of the firm's derivative contracts consist of exchange-traded and over-the-counter (OTC) derivatives and are reflected net of cash that the firm has paid and received (for example, option premiums or cash paid or received pursuant to credit support agreements). Fair values of the firm's exchange-traded derivatives are generally determined from quoted market prices. OTC derivatives are valued using valuation models. The firm uses a variety of valuation models including the present value of known or estimated cash flows and option-pricing models. The valuation models used to derive the fair values of the firm's OTC derivatives require inputs including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. The selection of a model to value an OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The firm generally uses similar models to value similar instruments. Where possible, the firm verifies the values produced by its pricing models to market transactions. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model selection does not involve significant judgment because market prices are readily available. For OTC derivatives that trade in less liquid markets, model selection requires more judgment because such instruments tend to be more complex and pricing information is less available in these markets. Price transparency is inherently more limited for more complex structures because they often combine one or more product types, requiring additional inputs such as correlations and volatilities. As markets continue to develop and more pricing information becomes available, the firm continues to review and refine the models it uses.

  At the inception of an OTC derivative contract (day one), the firm values the contract at the model value if the firm can verify all of the significant model inputs to observable market data and verify the model value to market transactions. When appropriate, valuations are adjusted to reflect various factors such as liquidity, bid/offer spreads and credit considerations. These adjustments are generally based on market evidence or predetermined policies. In certain circumstances, such as for highly illiquid positions, management's estimates are used to determine these adjustments.

  Where the firm cannot verify all of the significant model inputs to observable market data and verify the model value to market transactions, the firm values the contract at the transaction price at inception and, consequently, records no day one gain or loss in accordance with Emerging Issues Task Force (EITF) Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities."

  Following day one, the firm adjusts the inputs to its valuation models only to the extent that changes in these inputs can be verified by similar market transactions, third-party pricing services and/or broker quotes or can be derived from other substantive evidence such as empirical market data. In circumstances where the firm cannot verify the model value to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value.

Collateralized Agreements and Financings. Collateralized agreements consist of reverse repurchase agreements. Collateralized financings consist of securities loaned.

- **Reverse Repurchase Agreements.** Financial instruments purchased under agreements to resell, principally U.S. government obligations, represent short-term collateralized financing transactions with an affiliate and are carried in the statement of financial condition at their contractual amounts plus accrued interest. The firm receives financial instruments purchased under agreements to resell, monitors the market value of these financial instruments on a daily basis and delivers or obtains additional collateral as appropriate.

- **Securities Loaned.** Securities loaned are recorded based on the amount of cash collateral received. These transactions are generally collateralized by securities. The firm makes delivery of securities loaned, monitors the market value of securities loaned on a daily basis and delivers or obtains additional collateral as appropriate.

Income Taxes

The firm elected to be treated as a corporation for tax purposes, and consequently, its earnings are subject to U.S. federal, state and local taxes. The tax provisions are computed in accordance with SFAS No. 109 – "Accounting for Income Taxes."

The firm is included with Group Inc. and subsidiaries in the consolidated corporate federal tax return as well as the consolidated/combined state and local tax returns. The firm computes its tax liability as if it were filing a tax return on a separate company basis and settles such liability with Group Inc. The firm's tax liabilities are presented as a component of "Other liabilities and accrued expenses" in the statement of financial condition. At November 2006, the firm had a payable of $36.0 million to Group Inc. for its income taxes.

Note 3. Related Parties

Service Agreement

The firm entered into an agreement with Goldman, Sachs & Co. (GS&Co.), a U.S. registered broker-dealer and an affiliate. GS&Co. provides all sales, marketing and operational and administrative support services required by the firm to conduct its business as an OTC derivative dealer.

Clearing Arrangements

"Receivables from affiliated clearing brokers" in the statement of financial condition includes $417.6 million primarily related to margin for futures contracts posted with GS&Co. and $5.2 billion and $234.9 million resulting from clearing arrangements with GS&Co. and Goldman Sachs International (GSI), a registered U.K. broker-dealer and an affiliate, respectively. All listed options and equities held by the firm are cleared on the appropriate exchange by GS&Co. and GSI, or their clearing agents.

Margin posted by Group Inc. on behalf of the firm

The firm entered into an agreement with GS&Co. and Group Inc., whereby Group Inc. guarantees and meets the firm's margin requirement to GS&Co. as required under Regulation T. As of November 2006, Group Inc. posted approximately $2.9 billion of margin with GS&Co. on behalf of the firm. In the unlikely event that Group Inc. does not post the required margin, the firm would need to post margin to GS&Co. This balance is not included in the firm's statement of financial condition.

Subordinated Borrowings

As of November 2006, the firm borrowed $100.0 million from Group Inc. under a subordinated loan agreement, which matures on May 31, 2009. In addition, the firm has a $440.0 million revolving subordinated loan agreement with Group Inc., which matures on May 31, 2009. As of November 2006, $265.0 million was drawn down under this agreement.

Amounts borrowed under these subordinated loan agreements bear interest at a rate of LIBOR plus .75% per annum. The carrying value of these borrowings approximates fair value.

Securities Loaned and Securities Purchased under Agreements to Resell

As of November 2006, the firm had $3.6 billion of securities loaned to GS&Co. The firm also had a tri-party reverse repurchase agreement with GS&Co. for $110.4 million as of November 2006.

Note 4. Financial Instruments

Financial instruments, including both cash instruments and derivatives, are used to manage market risk, facilitate customer transactions and meet financing objectives. These instruments can be either executed on an exchange, through an affiliate, or negotiated in the OTC market.

Transactions involving financial instruments sold, but not yet purchased, entail an obligation to purchase a financial instrument at a future date. The firm may incur a loss if the market value of the financial instrument subsequently increases prior to the purchase of the instrument.

Fair Value of Financial Instruments

The following table sets forth the firm's financial instruments owned, at fair value, including those pledged as collateral and financial instruments sold, but not yet purchased, at fair value (in thousands):

	November 2006	
	Assets	Liabilities
Equities	$ 4,858,120	$ 5,494,891
Derivative contracts	2,198,376	2,386,827
Total	$ 7,056,496	$ 7,881,718

Credit Concentrations

Credit concentrations may arise from trading activities and may be impacted by changes in economic, industry or political factors. The firm seeks to mitigate credit risk by actively monitoring exposures and obtaining collateral as deemed appropriate. In the ordinary course of business, the firm may be subject to concentrations of credit risk to a particular counterparty. As of November 2006, the firm did not have credit exposure to any counterparty that exceeded 5% of the firm's total assets.

Derivative Activities

Derivative contracts are instruments, such as futures, forwards, swaps or option contracts, that derive their value from underlying assets, indices, reference rates, or a combination of these factors. Derivatives instruments may be privately negotiated contracts, which are often referred to as OTC derivatives, or they may be listed and traded on an exchange. Derivatives may involve future commitments to purchase or sell financial instruments, or to exchange interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities or indices.

The firm enters into derivative transactions to facilitate client transactions and as a means of risk management. Risk exposures are managed through diversification, by controlling position sizes and by establishing hedges in related securities or derivatives.

Fair values of the firm's derivative contracts are reflected net of cash paid or received pursuant to credit support agreements and are reported on a net-by-counterparty basis in the firm's statement of financial condition when management believes a legal right of setoff exists under an enforceable netting agreement. The fair value of derivative financial instruments, computed in accordance with the firm's netting policy, is set forth below (in thousands):

	November 2006	
	Assets	Liabilities
Forward contracts	$ 2,132	$ 1,905
Swap agreements	12,971	22,071
Option contracts	2,183,273	2,362,851
	$ 2,198,376	$ 2,386,827
Balances with affiliates, included above	$ 13,383	$ 258,961

Collateralized Transactions

The firm receives financial instruments as collateral, primarily in connection with reverse repurchase agreements and derivative transactions. Such financial instruments may include obligations of the U.S. government, corporations and equities.

In many cases, the firm is permitted to sell or repledge these financial instruments held as collateral. These financial instruments may be used to enter into securities lending or derivative transactions, or to cover short positions. As of November 2006, the fair value of financial instruments received as collateral by the firm that it was permitted to sell or repledge was $522.8 million, of which the firm sold or repledged $481.2.

The firm also pledges assets that it owns to counterparties who may or may not have the right to deliver or repledge them. Financial instruments owned and pledged to counterparties that have the right to deliver or repledge assets are reported as "Financial instruments owned and pledged as collateral, at fair value" in the statement of financial condition.

Note 5. Unsecured Short-Term Borrowings

The firm obtains short-term borrowings from Group Inc., and from various derivative transactions on an unsecured basis. As of November 2006, the firm borrowed $1.7 billion under this short-term financing from Group Inc., which bears interest at floating rates based on prevailing market rates. The carrying value of the short-term borrowings approximates fair value.

The firm had $92.9 million of unsecured short-term financing with GSI related to various derivative transactions.

Note 6. Guarantees

The firm enters into various derivative contracts that meet the definition of a guarantee under FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Such derivative contracts include written equity put options. FIN No. 45 does not require disclosures about derivative contracts if such contracts may be cash settled and the firm has no basis to conclude it is probable that the counterparties held, at inception, the underlying instruments related to the derivative contracts. Accordingly, the firm has not included such contracts in the table below.

The following table sets forth certain information about the firm's derivative contracts that meet the definition of a guarantee and certain other guarantees as of November 2006 (in millions):

	Maximum Payout/Notional Amount by Period of Expiration[2]				
	2007	2008-2009	2010-2011	2012-Thereafter	Total
Derivatives [1] [3]	$ 1,338	$ 336	$ 27	$ 0	$ 1,701

[1] Includes a carrying value of $42 million, which excludes the effect of a legal right of setoff that may exist under an enforceable netting agreement.

[2] Such amounts do not represent anticipated losses in connection with these contracts.

[3] Excludes derivative contracts with affiliates.

Note 7. Net Capital Requirement

The firm is a registered U.S. broker-dealer, which is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule," and has been granted permission by the Securities and Exchange Commission to compute its regulatory net capital in accordance with Appendix F of that rule. As of November 2006, the firm had regulatory net capital, as defined, of $323.8 million, which exceeded the amount required by $303.8 million.

END